[Volcano Corporation Letterhead]

Via EDGAR and Federal Express

December 9, 2011

Mr. Kevin L. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Volcano Corporation
Form 10-K for the Year Ended December 31, 2010
Filed March 1, 2011
File No. 000-52045

Dear Mr. Vaughn:

On behalf of Volcano Corporation (the “Company,” “we,” “us,” or “our”), this letter is being transmitted in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated December 1, 2011, with respect to the Annual Report on Form 10-K for the year ended December 31, 2010, filed by the Company with the Commission on March 1, 2011 (the “2010 Annual Report”).

The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management Discussion and Analysis of Financial Condition and Results of Operations, page 46

Comparison of Years Ended December 31, 2010 and 2009, page 54

1.	We note your disclosures on page 22 that fluctuations in foreign currency exchange rates could impact your revenues and earnings. If material, please revise future filings to quantify the effect of foreign currency fluctuations on your results of operations.

In future filings, if material, we will quantify the effect of foreign currency fluctuations on our results of operations.

2.	We refer to your discussion of revenues for the year ended December 31, 2010. You state that increases in revenues were realized across all of your geographic markets. However, we note that the increase in revenue in Japan (51%) was significantly larger than the increase in revenue in your other markets. Please revise future filings to provide greater discussion of any trends relating to any of your markets.

In future filings, we will provide greater discussion of known trends relating to our geographic markets that have had or will have material impact to our results of operations.

Off-Balance Sheet Arrangements and Other Contractual Obligations, page 61

3.	Please explain to us why your contractual obligations table does not include your 2.875% Convertible Senior Notes. Refer to Item 303(A)(5) of Regulation S-K. Revise future filings as appropriate.

In future filings, we will include the contractual obligations related to the 2.875% Convertible Senior Notes in the contractual obligations table.

4.	Further to the above, please explain to us how your contractual obligations table considers the impact of the clinical research support agreements discussed in Note 4 on page 101.

We do not include the clinical research support agreements in the contractual obligation table because the Company’s obligations under these agreements vary based on actual enrollment in the trials, and the underlying clinical trial agreements do not specify the approximate timing of when the enrollment will occur. Therefore, it is not possible for us to disclose with certainty the amount or timing of payments under these agreements. However, disclosure is made in the “Off-Balance Sheet Arrangements and Other Contractual Obligations” section, above the contractual obligation table, at page 61, as follows:

“In addition, we have entered into agreements with other third parties to sponsor clinical studies. Generally, we contract with one or more clinical research sites for a single study and no one agreement is material to our consolidated results of operations or financial condition. We are usually billed as services are performed based on enrollment and are required to make payments over periods ranging from less than one year up to three years. Our actual payments under these agreements will vary based on enrollment. At December 31, 2010, we estimate our contractual obligations related to these clinical studies are approximately $4.7 million over the next three years.”

In future fillings, we will include this disclosure as a footnote to the contractual obligation table.

Notes to Consolidated Financial Statements, page 77

Note 2 – Acquisitions. Page 85

Novelis Acquisition, page 86

5.	With regard to the $3 million milestone payment that was accrued in 2009, please tell us more about the factors that led to your conclusion an accrual was necessary as of December 31, 2009. Discuss how you considered the guidance in section 450-20-20 and paragraph 450-20-25-2 of the FASB Accounting Standards Codification.

We filed a 510(k) application with the FDA during the quarter ending December 31, 2009. The technology that the application was filed for relates to “Forward Looking IVUS” (FL.IVUS). As this technology is fundamentally similar to our other IVUS products and as we have significant experience in obtaining approval from the FDA in the 510(k) application process, we determined, at the time of filing the 510(k) application, that it was probable that we would receive approval of this 510(k) application. Accordingly, the milestone payment, as defined by FASB Accounting Standards Codification (“ASC”) 450-20-20, was probable and the amount could be reasonably estimated. Therefore, in accordance with ASC 450-20-25-2, we accrued the milestone payment as a current liability during the quarter ending December 31, 2009.

6.	Further to the above, please tell us more about the factors that led to the conclusion that approval would not occur by December 31, 2010. In this regard, we note from page 52 of your December 31, 2009 Form 10-K that as of December 31, 2009, your total estimated costs to complete the FLIVUS product had increased to $8.2 million compared to an estimated cost to complete as of the acquisition date of $3.9 million. We further note from your disclosures on page 52 of this Form 10-K that the total estimated costs to complete have increased further, to $15.6 million, as of December 31, 2010. Discuss why the estimated costs to complete increased from the acquisition date to December 31, 2009 and also from December 31, 2009 to December 31, 2010.

In March 2010, we received a deficiency letter from the FDA with respect to the aforementioned 510(k) application. We submitted our response on September 2, 2010. On November 5, 2010 we received, in the form of a deficiency letter with respect to our September 2, 2010 response, further inquiries from FDA. The most substantive request we received from a product development perspective was the requirement to provide clinical data to demonstrate the safety and effectiveness of FL.IVUS. As a result of the time it would take to meet the FDA’s requirement, we concluded that we would not be able to meet the original FL.IVUS 510(k) application deadline of May 3, 2011, consequently we withdrew the application on February 22, 2011.

Under the terms of the Novelis merger agreement, a milestone payment of $3.0 million was payable upon receipt of the written approval by the FDA of a 510(k) application; provided that such approval was based on a 510(k) application originally filed on or before December 31, 2009. Given that it was no longer probable to obtain FDA’s approval on the original application, we believed it was no longer probable the milestone payment would be made and therefore reversed the accrual in the fourth quarter of 2010.

The costs to complete the FL.IVUS project consist primarily of the labor costs of engineering and other resources, clinical testing, development supplies and materials, and other related costs. Our estimates of the costs to complete the project were largely driven by the length of the development timeline. In May 2008, when we acquired Novelis, we believed the remaining FL.IVUS development activities consisted primarily of in-vivo testing and regulatory approval protocols at an estimated total cost of $3.9 million based on expected commercialization during 2009. We incurred approximately $3.7 million between May 2008 and December 31, 2009.

The increase of $4.5 million in the estimated cost to complete at December 31, 2009 to $8.2 million was primarily due to delays in the projected commercialization date of approximately one year from the originally expected commercialization in 2009. For the year ended December 31, 2010, we incurred $3.9 million of additional development costs.

Given the developments with the 510(k) application process in November 2010, we undertook a major modification in our strategy for the FL.IVUS development program that we expected would extend the project development for an additional two years. Therefore, at December 31, 2010, we estimated the costs to complete would increase by $7.4 million, for a total of $15.6 million. In our future filings, we will continue to revise and disclose our estimated costs with the most current information available at the time.

7.	With regard to the reversal in 2010, please tell us more regarding the basis for this reversal. In this regard, clarify whether there are circumstances in which you may still be required to pay the milestone payment. For example, although the original 510(k) application expired, we note that you could file a new application which could then be approved. Explain whether such a circumstance would result in you being required to make the milestone payment.

Please see the discussion of the basis for the reversal in our response to your question #6 above.

Under the terms of the Novelis merger agreement, contingent consideration of $3.0 million was to be paid upon receipt of the written approval by the FDA of a 510(k) application; provided that such approval was based on a 510(k) application originally filed on or before December 31, 2009. As discussed above, the original 510(k) application was withdrawn on February 22, 2011. Therefore, per the terms of the merger agreement, we will not be required to pay the milestone payment even if a new application is filed and approved in the future.

Convertible Debt, page 96

8.	We note your disclosure that the Convertible Senior Notes are “subject to adjustments for certain events.” Please tell us the nature and terms of these potential adjustments and clarify how these provisions do not necessitate liability classification for the embedded conversion feature.

The conversion rate will be adjusted pursuant to defined formulas specified in the indenture of the Convertible Senior Notes under the following circumstances:

(1)	If the Company exclusively issues shares of common stock as a dividend or distribution on all or substantially all shares of common stock or if the Company effects a share split or share combination of the common stock;

(2)	If the Company issues to all or substantially all holders of its common stock any rights, options or warrants entitling them for a period not more than 45 calendar days after the date of such issuance to subscribe or purchase shares of the common stock, at a price per share less than the average of the last reported sales prices of the Company’s common stock over the 10 consecutive trading day period ending on the trading day immediately preceding the date of announcement of such issuance;

(3)	If the Company distributes shares of its capital stock, evidences of indebtedness, other assets or property or rights, options or warrants to acquire the Company’s capital stock or other securities, to all or substantially all holders of its common stock, excluding (i) dividends, distributions, rights, options or warrants for which an adjustment was effected pursuant to (1) or (2) above, (ii) dividends or distributions paid exclusively in cash for which an adjustment was effected pursuant to (4) below, (iii) dividends or distributions in connection with a recapitalization, reclassification, merger, consolidation, statutory share exchange, combination, sale or conveyance or any statutory share exchange, (iv) rights issued pursuant to a stockholder rights plan, and (v) spin-offs;

(4)	If the Company pays any cash dividend or distribution to all or substantially all holders of its common stock;

(5)	If the Company or any of its subsidiaries makes a payment in respect of a tender offer or exchange offer for its common stock, other than odd lot tender offers, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing price of the Company’s common stock on the day immediately following the last day such tender or exchange can be made, or

(6)	If the holder converts the notes and, on the day following the “Observation Period” (defined in the indenture) the Company has a rights plan in effect and rights associated with such plan have not separated from the common stock.

We considered ASC 815-40-55-42 with respect to the items above. The ASC 815-40-55-42 (Example 17) states that, for these types of events, if the adjustment to the strike price is based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument or embedded feature from being considered indexed to its own stock.

Because the indenture of the Convertible Senior Notes specifies mathematical calculation for all of the circumstances above, they do not preclude the embedded conversion feature from being considered indexed to our own stock. Therefore, these provisions do not necessitate liability classification for the embedded conversion feature.

In addition to the conversion rate adjustments discussed above, the indenture of the Convertible Senior Notes also specifies adjustment to shares delivered on conversion upon a Make-Whole Fundamental Change:

If a Fundamental Change (as defined further in the indenture) occurs at any time and a holder elects to convert its notes, the Company will increase the applicable conversion rate as follows:

(1)	Upon surrender of the Notes for conversion in connection with a Make-Whole Fundamental Change, the Company will deliver cash and common stock equal to the settlement amount calculated from a conversion rate increased by referencing the Make-Whole table located at Appendix B of the indenture, based on the occurrence date of the Make-Whole Fundamental Change and the price (“stock price”) paid per share of common stock in the Make-Whole Fundamental Change.

(2)	If the consideration for the Company’s common stock in any Make-Whole Fundamental Change is comprised solely of cash, for any conversion of notes on or following the effective date of such Make-Whole Fundamental Change, the conversion obligation will be calculated based solely on the stock price for the transaction and will be deemed to be an amount equal to the applicable conversion rate multiplied by such stock price.

The number of additional shares, by which the conversion rate will be increased, will be determined by reference to the Make-Whole table located at Appendix B of the indenture based on the date on which the Make-Whole Fundamental Change occurs or becomes effective, and the stock price paid per share of our common stock in the Make-Whole Fundamental Change.

If the exact stock prices and effective dates are not set forth in the Make-Whole table located at Appendix B of the indenture:

(1)	If the stock price is between two stock prices in the table or the effective date is between two effective dates, the conversion rate adjustment will be determined by a straight-line interpolation.

(2)	If the stock price is greater than $140 per share or if it is less than $23.25 per share, no adjustment to the conversion rate will be made.

The conversion rate shall not exceed 43.0108 shares of common stock per $1,000 principal amount of notes, subject to the adjustments set forth under the conversion rate adjustments aforementioned.

We considered ASC 815-40-55-46 with respect to the Make-Whole provision above. The ASC 815-40-55-46 (Example 19) states that the number of make-whole shares is determined based on a table with axes of stock price and time, which would both be inputs in a fair value measurement of a fixed-for-fixed option on equity shares. The additional shares issued as a result of a Make-Whole Fundamental Change is based on two variables, time and the Company’s stock price. The Make-Whole provision makes up for the lost time value of the notes in the event of a Fundamental Change. Because time and the Company’s own stock price are both inputs in a fixed-for-fixed calculation, under ASC 815-40-55-46, the embedded conversion option is considered indexed to the Company’s own stock. Therefore, this provision does not necessitate liability classification for the embedded conversion feature.

The indenture of the Convertible Senior Notes was filed as an exhibit to the Form 10-K for the year ended December 31, 2010, filed on March 1, 2011.

Note 4 – Commitments and Contingencies, page 98

Commitments and other contractual obligations, page 101

9.	Please tell us why the Termination Payment to Fukuda is an intangible asset and how your assessment changed from the announcement of this agreement in Form 8-K filed September 21, 2010 wherein you stated that such payment would be expensed in the fourth quarter of 2010.

At the time of the 8-K filing, our initial assessment of the accounting treatment for the termination payment to Fukuda was that the payment represented a penalty for early termination of the distribution agreement, thus would be fully expensed in the period the termination occurred.

Upon a more comprehensive assessment of the position for appropriate accounting treatment, we considered ASC 805 Business Combinations, and believed that the termination payment to Fukuda, in effect, represented a payment for the rights to distribute to Fukuda’s customers over the original remaining term of the distribution agreement, which represented an intangible asset. Therefore, the termination payment was capitalized as an intangible asset (customer relationships) and was amortized over the remaining term of the distribution agreement of eighteen months.

* * * * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (858) 720-4112, or Lynda Ramsey at (858) 720-4051, if you have any questions or would like any additional information regarding these matters.

Sincerely,

/S/ JOHN DAHLDORF

John Dahldorf Chief Financial Officer Volcano Corporation

cc: Darin Lippoldt, General Counsel, Volcano Corporation

      Lynda Ramsey, Corporate Controller, Volcano Corporation

      Matthew Browne, Esq., Cooley LLP

      Gary Newberry, Staff Accountant, Securities and Exchange Commission